METALLA ADDS 5% ROYALTY ON EQUINOX GOLD'S CASTLE MOUNTAIN
GOLD MINE

(All dollar amounts are in United States dollars unless otherwise indicated)

FOR IMMEDIATE RELEASE	NYSE AMERICAN: MTA TSXV: MTA
September 13, 2021

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (NYSE American: MTA) (TSXV: MTA) is pleased to announce it has entered into a Royalty Purchase Agreement ("RPA") to acquire an existing 5% net smelter return royalty ("NSR") from an arm's length seller on the South Domes portion of the Castle Mountain Gold mine ("Castle Mountain") owned by Equinox Gold Corp. ("Equinox")(NYSE: EQX; TSX: EQX) for a total consideration of $15 million in cash.

Brett Heath, President & CEO of Metalla, commented, "The Castle Mountain royalty provides Metalla shareholders with exceptional long-term exposure to a significant property operated by one of the industry's premier operators. The 5% NSR covers the South Domes portion of the producing Castle Mountain Gold Mine, soon to be one of the USA's largest gold mines when the phase 2 expansion is implemented. Metalla shareholders will gain a meaningful 5% NSR on reserves and resources of nearly 2 million ounces of gold on a mine expected to produce in excess of 200 Koz annually."

CASTLE MOUNTAIN (5% NSR)(1)(2)(3)(4)(8)

Castle Mountain is an operating heap leach and mill gold mine located in California, USA north of Equinox's Mesquite mine. Castle Mountain is being developed by Equinox in two stages, Phase 1 and Phase 2. Phase 1 is currently operating at the JSLA, Jumbo and Oro Belle pits with an expected production of 30-40Koz of gold annually. Phase 2, which is expected to begin in 2026 and includes South Domes, is projected to expand production to more than 200koz of gold annually. Castle Mountain is poised to become one of the USA's largest gold mines with an expected annual output of 218Koz and total all-in sustaining cost of $858/oz over the 14-year Phase 2 mine plan. Castle Mountain currently boasts 4.2Moz of gold reserves, of which South Domes covers 1.1Moz gold reserves. Equinox has outlined the potential to expand the 2021 Feasibility Mineral Reserve pits to ultimately connect the JSLA and South Domes pits.

CASTLE MOUNTAIN ROYALTY MAP(8)

The NSR covers all of the South Domes mineralization at the Castle Mountain operation.

SOUTH DOMES RESERVE & RESOURCE ESTIMATE (1)(2)(4)(5)(6)(7)

Reserve & Resource Estimate
	Tonnes	Gold
	(000's)	(g/t)	(Koz)
Proven Reserves	27,100	0.63	550
Probable Reserves	27,700	0.62	560
Proven & Probable Reserves	54,800	0.63	1,100
Measured Resources	33,838	0.64	701
Indicated Resources	32,568	0.61	643
Measured & Indicated Resources	66,406	0.63	1,347
Inferred Resources	39,190	0.47	588

CASTLE MOUNTAIN RESERVE & RESOURCE ESTIMATE (1)(2)(4)(5)(6)

Reserve & Resource Estimate
	Tonnes	Gold
	(000's)	(g/t)	(Koz)
Proven Reserves	84,910	0.55	1,498
Probable Reserves	172,990	0.48	2,670
Proven & Probable Reserves	257,900	0.51	4,168
Measured Resources	781	0.68	17
Indicated Resources	73,452	0.62	1,453
Measured & Indicated Resources	74,233	0.62	1,470
Inferred Resources	69,890	0.63	1,422

TRANSACTION STRUCTURE

The consideration paid by the Company in the transaction will be comprised of an initial upfront payment of $10 million in cash at closing, with the remaining $5 million to be paid within twenty months from the closing date bearing interest at a rate of 4% per annum from the closing date. Closing of the transaction is subject to customary closing conditions.

FINANCIAL UPDATE

The Company is also pleased to announce that it will drawdown (the "Drawdown") an additional C$3 million (the "Drawdown Amount") under its existing amended and restated convertible loan facility (the "Convertible Loan Facility") with Beedie Capital ("Beedie"), the terms of which are disclosed in the Company's news release dated July 29, 2020. This Drawdown will increase the total amount drawn under the Convertible Loan Facility to C$8 million with an additional C$12 million remaining available to the Company. The Drawdown is subject to the acceptance of the TSX Venture Exchange ("TSXV").

The Company is also pleased to provide an update on its at-the-market equity program (the "2021 ATM Program") announced on May 14, 2021. As of the date of this news release, Metalla has sold 1,287,701 Common Shares under the 2021 ATM Program for gross proceeds of $11.4 million. As a result of these proceeds, the Company is fully funded to make the $10 million closing payment for the royalty acquisition on Castle Mountain.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec and a consultant to Metalla. Mr. Beaudry is a Qualified Person as defined in National Instrument 43-101 Standards of disclosure for mineral projects.

ABOUT METALLA

Metalla was created for the purpose of providing shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

signed "Brett Heath"

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Notes:

(1) For details on the estimation of mineral resources and reserves, including the key assumptions, parameters and methods used to estimate the Mineral Resources and Mineral Reserves and technical data on the project, Canadian investors should refer to the NI 43-101 Technical Reports for the Castle Mountain Project titled "Technical Report on the Castle Mountain Project Feasibility Study" dated March 17, 2021 (the "2021 Technical Report") and on file at www.sedar.com and the NI 43-101 Technical Report on the Preliminary Feasibility Study for the Castle Mountain Project dated August 28, 2018 and on file at www.sedar.com.

(2) See Equinox Gold Q2 Results Presentation Dated August 5, 2021

(3) See Equinox Gold March 22, 2021 News Release Castle Mountain 2 Expansion ("Equinox Gold Announces Positive Feasibility Study for Castle Mountain Phase 2 Expansion")

(4) South Domes Resources are reported inclusive of Reserves. Castle Mountain Resources are reported exclusive of Reserves

(5) Numbers may not add due to rounding.

(6) Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(7) Imperial units for tons were converted to metric using: (tons * 0.907185), imperial units for gold grade were converted to metric units using: (grade/0.907185*31.1035).

(8) The Castle Mountain royalty applies to the Golden Clay mineral claims covering the south domes regions.

TECHNICAL AND THIRD-PARTY INFORMATION

Except where otherwise stated, the disclosure in this press release relating to the Castle Mountain property is based on information publicly disclosed by the owners or operators of this property and information/data available in the public domain as at the date hereof and none of this information has been independently verified by Metalla. Specifically, as a royalty holder, Metalla has limited, if any, access to the property subject to the royalty. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by the operator may relate to a larger property than the area covered by Metalla's royalty interests. Metalla's royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC")  applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to,  statements with respect to expected construction and production at the Castle Mountain project, the accretive nature of and value to be derived from the transactions, future exploration, development, production, costs, recoveries, cash flow, the profitability margins that are expected to be achieved, life of mine, relative size of mine, expansion, current and potential future estimates of mineral reserves and resources on, and other anticipated developments, achievements and economics of, the Castle Mountain project, the Company's potential to become a leading gold and silver company, accumulate additional royalties and streams, future returns, future cash generation and other anticipated or possible future developments at the Castle Mountain project. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to:  the risk that the parties may be unable to satisfy the closing conditions for the contemplated transactions or that the transactions may not be completed; the Company's ability to make the required payments under the RPA including the remaining $5M payment; the completion of the Drawdown under the Convertible Loan Facility and the receipt of required TSXV approvals; the future conversion of the Drawdown Amount;  risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.